UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PRINCIPIA BIOPHARMA INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

74257L 10 8

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 61775R 10 5	13D/A2	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

Cusip No. 61775R 10 5	13D/A2	Page 3 of 6

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on July 12, 2019 and amended on February 14, 2020 (the “Schedule 13D”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Principa Biopharma Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 220 East Grand Avenue, South San Francisco CA 94080. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 4. Purpose of Transaction.

Item 4 is hereby superseded and replaced to read in full as follows:

The Reporting Person tendered 2,982,855 shares of Common Stock pursuant to the Offer to Purchase all of the outstanding shares of Common Stock made by Kortex Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Sanofi (“Sanofi”), pursuant to the merger agreement dated as of August 16, 2020, by and among the Issuer, Sanofi and Purchaser (the “Merger Agreement”). On September 28, 2020, Purchaser merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Sanofi (the “Merger”). At the effective time of the Merger (the “Effective Time”), the shares of Common Stock beneficially owned by the Reporting Person were canceled in exchange for $100.00 per share (the “Offer Price”) in cash, without interest and subject to any applicable withholding taxes.

At the Effective Time, the Reporting Person exercised warrants to purchase 28,623 shares of Common Stock, at an exercise price of $8.9931, for $2,604,890.50 in cash without interest and subject to any applicable withholding taxes.

Simeon J. George served as a director of the Issuer until the Effective Time. Dr. George was an employee of GlaxoSmithKline LLC, an indirect, wholly-owned subsidiary of the Reporting Person until September 14, 2020 and was a Member of the Board of Trustees at S.R. One, Limited, an indirect, wholly-owned subsidiary of the Reporting Person which directly held the Common Stock, until September 13, 2020. Dr. George was also Chief Executive Officer and President of S.R. One, Limited until September 18, 2020. Dr. George is currently the CEO & Managing Partner of SR One Capital Management LP, an investment adviser that provides services to certain subsidiaries of the Reporting Person and is not itself a subsidiary of the Reporting Person.

Dr. George held options exercisable for 40,955 shares of Common Stock (the “Options”), which represented the sum of the options to acquire: (i) 20,475 shares of Common Stock at an exercise price of $17.00 per share; (ii) 10,240 shares of Common Stock at an exercise price of $31.77 per share; and (iii) 10,240 shares of Common Stock at an exercise price of $62.66 per share. The Options were issued in connection with his service as a director of the Issuer and Dr. George is obligated to transfer any shares issued under these Options to S.R. One, Limited. Pursuant to the Merger Agreement, each outstanding option was cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of shares of Common Stock subject to option immediately prior to the Effective Time, multiplied by (ii) the excess (if any), of (x) the Offer Price over (y) the exercise price payable per share of Common Stock underlying such option. Dr. George is obligated to transfer such cash to S.R. One, Limited..

Item 5. Interest in Securities of the Issuer.

The disclosure previously contained in Item 5 is hereby superseded and replaced to read as follows:

(a), (b)

The Reporting Person no longer has beneficial ownership of any shares of the Issuer’s Common Stock.

(c)

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days.

(d)

No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

(e)

The Reporting Persons ceased to be beneficial owners of 5% or more of the Common Stock at the Effective Time. Therefore, this is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

Cusip No. 61775R 10 5	13D/A2	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

Cusip No. 61775R 10 5	13D/A2	Page 5 of 6

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Cusip No. 61775R 10 5	13D/A2	Page 6 of 6

Name	Business Address	Principal Occupation or Employment	Citizenship
Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British